Brent D. Fassett

T: +1 720 566 4025

fassettbd@cooley.com

January 24, 2012

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Jeffrey Riedler
John Krug
Daniel Greenspan

Re:	ARCA biopharma, Inc.
Amendment No.1 to Registration Statement on Form S-3
Filed January 12, 2012
File Nos. 333-178984

Dear Mr. Riedler, Mr. Krug and Mr. Greenspan:

On behalf of ARCA biopharma, Inc. (the “Company”), enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, is Amendment No. 1 to the Company’s Registration Statement on Form S-3 originally filed with the Securities and Exchange Commission (the “Commission”) on January 12, 2012.

Response to Staff Comments

This letter includes the responses and supplemental information requested by the staff of the Commission (the “Staff”) in a letter dated January 19, 2012 to Dr. Michael Bristow from Mr. Jeffrey Riedler. For your convenience, each of the Staff’s comments has been reprinted in italics below.

Amendment No. 1 reflects changes made in response to the Staff’s comments, as well as limited updating with respect to the filing of this amendment and the final prospectus.

Signature Page

1. Comment: The registration statement should also be signed by the registrant’s controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the registration statement should indicate each capacity in which he signs the registration statement. See Instructions to Signatures to Form S-3.

380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023 T: (720) 566-4000 F: (720) 566-4099 WWW.COOLEY.COM

Securities and Exchange Commission

January 24, 2012

Page Two

Response: The Company has revised the signature page as requested to indicate that the Company’s principal financial officer is also its principal accounting officer. The Company has obtained manually executed signature pages from such officer in both such capacities prior to the time of this electronic filing.

Please do not hesitate to contact the undersigned at (720) 566-4025 or Bryn Weaver at (720) 566-4252 if we can be of assistance.

Very truly yours, COOLEY LLP

/s/ Brent D. Fassett
Brent D. Fassett Enclosure

380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023 T: (720) 566-4000 F: (720) 566-4099 WWW.COOLEY.COM